FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 24, 2007

Item 3: News Release:

A news release dated and issued on May 24, 2007.

Item 4: Summary of Material Change:

Freegold Drilling Continues to Intersect High Grade Veins at Golden Summit.

Item 5: Full Description of Material Change:

Freegold Drilling Continues to Intersect High Grade Veins at Golden Summit

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Numerous high-grade vein intersections identified within a number of broader 100-300 foot wide vein swarms that are showing excellent continuity of gold mineralization between drill fences.

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Individual vein intercepts include: 36.7 g/t over 3 feet, 22.2 g/t over 3 feet, 19.5 g/t over 3 feet, and 13.4 g/t over 6 feet.

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The width of the vein systems continue to increase as the drill fences progress further to the west.

May 24, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from the 64 drill holes in Fence 4 under the Phase 2, 20,000 foot drill program currently underway at the Company’s Golden Summit project outside Fairbanks, Alaska.  This north-south oriented fence is located approximately 500 feet further to the west of Fence 3 (reported on April 26, 2007) and covers an area approximately 1,600 feet wide within the 5,000 foot long known strike length of gold mineralization in the Cleary Hill Mine area.  Results from Fence 4 include a number of high-grade vein intercepts which lie within broader 100-300 foot wide vein systems. Results from the first four fences and visual inspections of the cuttings from Fence 5, indicate that these broader vein systems increase in width to the west.

As with the previous fences, holes in Fence 4 employed shallow, close-spaced drilling to better define the large number of mineralized structures in the system.  Holes in Fence 4 were spaced 25 feet apart and had an average depth of 63 feet.  The fence commenced with hole 165 at the southern end and proceeded north to hole 201. At this point drilling conditions required a move to the north, and the holes then proceeded from hole 202 at the northernmost end southwards to hole 229, which ended adjacent to hole 201.

Results from Fence 4 have expanded the width of the Currey/Wackwitz vein system by 100 feet and continue to confirm the width and grades found in last years trenching, and in Fences 1 and 3 of the current shallow drilling program with widths of 20 feet grading 2.5 g/t (0.073 opt) in the Currey Zone and 13.6 g/t (0.40 opt) over 3 foot width in the adjacent Wackwitz Vein. Previous drilling in 2000, approximately 385 feet further to the west, encountered the Currey Zone over a width of 72 feet grading 4.74 g/t (0.138 opt). In Fence 4, 150 feet south of the Currey Shear Zone, another new vein was encountered that assayed 8.91 g/t (0.26 opt) over 3 feet and 4.06 g/t (0.118 opt) over 12 feet. Drilling along the Colorado vein assayed 22.18 g/t (0.65 opt). Approximately 75 feet south of the Colorado, a new vein was encountered that assayed 36.65 g/t (1.069 opt) over 3 feet followed by an additional 3 feet which assayed 4.36 g/t (0.127 opt).  Additional work is planned to follow up on theses new discoveries.

Significant Fence 4 intercepts include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
169	45	75	30	2.26	0.064
Including	45	57	12	4.06	0.118
176	30	72	42	1.41	0.041
Including	57	66	9	3.30	0.096
177	0	21	21	3.80	0.111
Including	6	21	15	5.03	0.147
180	27	51	24	0.78	0.023

1

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
182	33	48	15	1.13	0.033
183	12	51	39	0.91	0.027
191	6	12	6	20.50	0.598
Including	9	12	3	36.65	1.069
194	54	66	12	7.80	0.228
Including	54	57	3	7.89	0.230
Including	57	60	3	22.18	0.650
196	33	66	33	2.60	0.076
Including	51	54	3	19.48	0.568
197	3	39	36	1.56	0.046
Including	12	21	9	3.50	0.102
200	48	66	18	0.93	0.027
205	3	45	42	1.11	0.032
208	18	30	12	2.11	0.062
211	6	12	6	13.42	0.391
212	0	42	42	0.78	0.023
213	9	30	21	1.11	0.032
216	6	33	27	1.47	0.043
Including	27	30	3	9.34	0.272

Lower grade mineralization continues to be encountered in between many of the shear zones and veins, and the average grade of the 64 holes over their average 63-foot depth and their 1,600 foot width is 0.39 g/t, which includes higher grade zones of 0.86 g/t (0.025 oz/ton) over a 175 foot width (holes 191 to 197) and 0.66 g/t (0.019 oz/ton) over a 275 foot width (holes 205 to 216).

Analysis of results from drill fences 1, 3 and 4 indicate that the vein systems (swarms), identified in trenching, and confirmed with the current closely spaced shallow drilling, are widening toward the west.  This is particularly apparent with the Currey/Wackwitz vein system. Fences 5 and 6, located 385 and 2,400 feet further west of Fence 4 were recently completed and final assay results are pending. Of particular significance is the widening of the Cleary Hill vein system, as prior to last years’ work in the Beistline area, Cleary Hill was considered to be a narrow, high-grade vein system. The recognition of a 375 foot wide zone of lower grade mineralization in and between the hanging and the footwalls of the narrow veins is a new geological model for the Golden Summit Property.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the summer of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 5,000-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 24th day of May, 2007.